[SONUS NETWORKS LETTERHEAD]

April 6, 2010

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Re:	Sonus Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on February 25, 2010
File No. 0001-34115

Ladies and Gentlemen:

I am delivering this letter to confirm a conversation I had with Melissa Feider of the Securities and Exchange Commission on April 6, 2010.  As discussed, I understand that Sonus Networks, Inc. (the “Company”) will have until Monday, May 3, 2010 to furnish a letter responding to the comments set forth in a letter dated April 2, 2010 from Kathleen Collins, Accounting Branch Chief of the Securities and Exchange Commission to Richard N. Nottenburg, President and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009.

If you have any questions, please do not hesitate to contact me at 978-614-8100.

Sincerely,

/s/ Wayne Pastore
Wayne Pastore
Vice President of Finance, Corporate Controller and
Chief Accounting Officer and Interim Chief Financial Officer